Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 1 DATED MAY 6, 2013
TO THE PROSPECTUS DATED APRIL 12, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2013 relating to our offering of up to $2,500,000,000 in shares of our common stock. Terms used in this Supplement No. 1 and not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 1 is to disclose our entry into a secured revolving credit facility.

Revolving Credit Facility

On May 1, 2013, our operating partnership entered into a secured revolving credit facility, or the credit facility, providing for up to $50.0 million of borrowings (subject to increase and decrease as described below) pursuant to a credit agreement with Regions Bank, as lender and administrative agent, and other lending institutions that may become parties to the credit agreement, which we refer to collectively as the lenders. Pursuant to the credit agreement, all borrowings of our operating partnership under the credit facility are guaranteed by our company.

The credit facility allows our operating partnership to borrow up to $50.0 million in revolving loans, subject to increase or decrease as described below. Subject to meeting certain conditions described in the credit agreement and the payment of certain fees, the amount of the credit facility may be increased on two separate occasions to a maximum of $150.0 million within the first 12 months of the term, which we refer to as the accordion feature. In addition, if the operating partnership does not have at least $50 million of tangible net worth as of May 1, 2014, the available, undrawn commitments under the credit facility will be canceled, and the operating partnership will have no ability to borrow additional amounts, or re-borrow amounts subsequently repaid, under the credit facility. The maximum amount of outstanding revolving loans, or the borrowing base value, cannot exceed the sum of (a) 50% multiplied by the value of qualifying real estate securities (capped at a maximum of 20% of the borrowing base value), plus (b) the lesser of (i) 60% multiplied by the value of qualifying real estate properties (but capped, in respect of qualifying real estate that is subject to a ground lease, at a maximum of 15% of the borrowing base value) and (ii) an amount which would produce a minimum implied debt service coverage ratio of 1.30x based on a 30-year amortization schedule and an interest rate equal to the greater of (A) the ten year Treasury rate plus 2.50% and (B) 6.5%. To the extent the total outstanding balance of the credit facility (including unfunded letters of credit) is greater than the borrowing base value, our operating partnership will be required to immediately reduce such outstanding balance to an amount equal to or less than the borrowing base value. Up to 10.0% of the credit facility may be used for issuing letters of credit, and up to 10.0% of the credit facility may be used for “swingline” loans, which are loans with higher interest rates made on short notice for the purpose of supporting a borrower's short-term cash management needs. The credit facility matures on May 1, 2015, and contains a single one-year extension option, subject to meeting certain criteria. Our operating partnership has not yet borrowed any funds under the credit facility.

The revolving loans will bear interest at a rate equal to either (a) the London Interbank Offered Rate, or LIBOR, plus a margin ranging from 2.20% to 2.50%, or (b) a base rate defined as the greater of (i) the Regions Bank prime rate, (ii) the Federal Funds Effective Rate plus 0.50% and (iii) the LIBOR rate for a one-month interest period plus 1.00%, plus a margin ranging from 1.20% to 1.50%. The applicable margin applied in each case depends on our consolidated leverage ratio. Our operating partnership has paid certain customary fees, and will be required to pay additional customary fees, in connection with the credit facility.

The credit agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements, dividend payout limits and REIT status requirements. The credit agreement also includes usual and customary events of default and remedies for facilities of this nature. Upon the occurrence of any event of default, the base rate and LIBOR-based committed loans will bear interest payable at an interest rate equal to 2.0% per annum above the interest rate that would otherwise be applicable at that time, until the default is cured. Similarly, the letter of credit fees described above will be increased to a rate of 2.0% above the letter of credit fee that would otherwise be applicable at that time. In addition to the operating partnership breaching any of the terms of the credit agreement or related loan documents, events of default include, but are not limited to: (1) the failure to make payments when due; (2) default in other agreements; (3) a violation of any financial, negative or other covenants; (4) a material inaccuracy of any representation or warranty; (5) the bankruptcy or insolvency of our operating partnership or any consolidated subsidiary; (6) the occurrence of a change of control; (7) a violation of ERISA regulations; and (8) judgments against our operating partnership or any consolidated subsidiary in excess of $5.0 million (not covered by insurance) that remain unsatisfied or unstayed for 60 days. If an event of default occurs and is not cured timely, the lenders shall have no obligation to make further disbursements under the credit facility and all outstanding loans shall be immediately due and payable.